 Form 6-K

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2021

Commission File Number: 1-32575

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Royal Dutch Shell plc
(Exact name of registrant as specified in its charter)

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30, Carel van Bylandtlaan, 2596 HR The Hague
The Netherlands
(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Shell signs agreement to sell Permian interest for $9.5 billion to ConocoPhillips

HOUSTON (September 20, 2021) − Shell Enterprises LLC, a subsidiary of Royal Dutch Shell plc, has reached an agreement for the sale of its Permian business to ConocoPhillips, a leading shales developer in the basin, for $9.5 billion in cash. The transaction will transfer all of Shell’s interest in the Permian to ConocoPhillips, subject to regulatory approvals.

"After reviewing multiple strategies and portfolio options for our Permian assets, this transaction with ConocoPhillips emerged as a very compelling value proposition," said Wael Sawan, Upstream Director. "This decision once again reflects our focus on value over volumes as well as disciplined stewardship of capital.  This transaction, made possible by the Permian team’s outstanding operational performance, provides excellent value to our shareholders through accelerating cash delivery and additional distributions."

Shell’s Upstream business plays a critical role in the Powering Progress strategy through a more focused, competitive and resilient portfolio that provides the energy the world needs today whilst funding shareholder distributions as well as the energy transition.

The cash proceeds from this transaction will be used to fund $7 billion in additional shareholder distributions after closing, with the remainder used for further strengthening of the balance sheet.  These distributions will be in addition to our shareholder distributions in the range of 20-30% of cash flow from operations.  The effective date of the transaction is July 1, 2021 with closing expected in Q4 2021.

Shell has been providing energy to U.S. customers for more than 100 years and plans to remain an energy leader in the country for decades to come.

Notes to Editors

  Shell’s Permian business includes ownership in approximately 225k net acres with current production of around 175 thousand barrels equivalent per day.
  This transaction constitutes a Class 2 transaction for RDS plc under the UK Listing Rules.  The gross assets that are subject of this transaction amounted to $10.5 billion December 31, 2020.  The Permian business recorded a before-tax operating loss of $491 million for the year ended December 31, 2020.  The transaction is expected to result in an after-tax gain of $2.4 to $2.6 billion, subject to adjustments.
  A further update to Shell’s oil production outlook and portfolio will be provided with fourth quarter earnings.
  Majority of Midland-based Permian employees and many Houston-based employees will be offered employment by ConocoPhillips with effect upon closing in accordance with the terms and conditions of the transaction.
  Since 2017, Shell’s Permian operations have reduced green house gas and methane intensity by 80% through investment in infrastructure and technology.
  Morgan Stanley & Co. LLC and Tudor, Pickering, Holt & Co. are serving as Shell’s financial advisors and Norton Rose Fulbright is serving as Shell’s legal advisor for the divestment.
  Shell is one of America’s leading energy companies with interests in 50 states employing more than 15,000 people. Shell’s U.S. portfolio of operated companies and interests consists of oil, natural gas, petrochemicals, gasoline, lubricants, and other refined products along with renewables such as wind, solar, and mobility options like electric vehicle charging and hydrogen. In the U.S. Shell is also investing in an integrated power business that will provide electricity to millions of homes and businesses.

ENDS

Enquiries

Media International: +44 207 934 5550
Media Americas: +1 832 337 4355

Cautionary note

The companies in which Royal Dutch Shell plc directly and indirectly owns investments are separate legal entities. In this announcement, “Shell”, “Shell Group” and “Group” are sometimes used for convenience where references are made to Royal Dutch Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to Royal Dutch Shell plc and its subsidiaries in general or to those who work for them. These terms are also used where no useful purpose is served by identifying the particular entity or entities. ‘‘Subsidiaries’’, “Shell subsidiaries” and “Shell companies” as used in this announcement refer to entities over which Royal Dutch Shell plc either directly or indirectly has control. Entities and unincorporated arrangements over which Shell has joint control are generally referred to as “joint ventures” and “joint operations”, respectively.  Entities over which Shell has significant influence but neither control nor joint control are referred to as “associates”. The term “Shell interest” is used for convenience to indicate the direct and/or indirect ownership interest held by Shell in an entity or unincorporated joint arrangement, after exclusion of all third-party interest.

This announcement contains forward-looking statements (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995) concerning the financial condition, results of operations and businesses of Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as “aim”, “ambition”, ‘‘anticipate’’, ‘‘believe’’, ‘‘could’’, ‘‘estimate’’, ‘‘expect’’, ‘‘goals’’, ‘‘intend’’, ‘‘may’’, “milestones”, ‘‘objectives’’, ‘‘outlook’’, ‘‘plan’’, ‘‘probably’’, ‘‘project’’, ‘‘risks’’, “schedule”, ‘‘seek’’, ‘‘should’’, ‘‘target’’, ‘‘will’’ and similar terms and phrases. There are a number of factors that could affect the future operations of Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this announcement, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; (m) risks associated with the impact of pandemics, such as the COVID-19 (coronavirus) outbreak; and (n) changes in trading conditions. No assurance is provided that future dividend payments will match or exceed previous dividend payments. All forward-looking statements contained in this announcement are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional risk factors that may affect future results are contained in Royal Dutch Shell plc’s Form 20-F for the year ended December 31, 2020 (available at www.shell.com/investor and www.sec.gov). These risk factors also expressly qualify all forward-looking statements contained in this announcement and should be considered by the reader.  Each forward-looking statement speaks only as of the date of this announcement, September 20, 2021. Neither Royal Dutch Shell plc nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this announcement.

The content of websites referred to in this announcement do not form part of this announcement.

We may have used certain terms, such as resources, in this announcement that the United States Securities and Exchange Commission (SEC) strictly prohibits us from including in our filings with the SEC.  Investors are urged to consider closely the disclosure in our Form 20-F, File No 1-32575, available on the SEC website www.sec.gov.

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Inside Information

This announcement contains inside information.

September 20, 2021

Contacts:

- Linda M. Coulter, Company Secretary

- Media: International +44 (0) 207 934 5550; USA +1 832 337 4355

This Report on Form 6-K is incorporated by reference into:

(a)	the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-254137 and 333-254137-01); and

(b)	the Registration Statements on Form S-8 of Royal Dutch Shell plc (Registration Numbers 333-126715, 333-141397, 333-171206, 333-192821, 333-200953, 333-215273, 333-222813, 333-228137 and 333-254139).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc
(Registrant)

Date: September 21, 2021	/s/ Linda Coulter
Linda Coulter
Company Secretary